

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2026

Christopher Tucker
Chief Financial Officer
ESCO TECHNOLOGIES INC
645 Maryville Centre Drive, Suite 300
St. Louis , MO 63141

     Re: ESCO TECHNOLOGIES INC
           Form 10-K for the Fiscal Year Ended September 30, 2025
           Filed December 1, 2025
           File No. 001-10596

Dear Christopher Tucker:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing